UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of September 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       X

Lisbon, September 8th 2005

EDP’S STATEMENT ON SECTOR CONSOLIDATION MOVEMENTS IN THE IBERIAN MARKET

EDP has been strongly committed to contribute to, and prepare itself for, the construction and operation of the Iberian Energy Market, which precedes the Internal Market in Electricity created by the Directive 2003/54/CE from the European Parliament and the Council, dated 26th June 2003.

The market, as well as the Portuguese and Spanish authorities, have witnessed the effort undertaken by EDP in the prosecution of the abovementioned objective through several initiatives developed – some successfully, other unsuccessfully due to administrative hurdles – to improve efficiency. EDP considers that market integration in Europe demands the existence of large and efficient operators and that competition is increasingly less limited to local and national markets. In this regard, EDP believes that operators should have the freedom, in a competitive market environment and in compliance with the prevailing regulatory framework, to prepare and strengthen themselves for this competition, to the benefit of consumers, shareholders and the sector as a whole.

In light of these principles, EDP is closely monitoring the ongoing concentration movement in the Iberian Market, following the Gas Natural bid over ENDESA.

Within the legal framework available to us at the national level (in Portugal and Spain) and at the EU level, EDP will resort to every mean at its reach to block discriminatory treatments (taking into consideration our own recent experience) and behaviours or agreements that distort the market by unduly benefiting any party, protecting or strengthening them through less transparent methods that are eventually non-compatible with market rules.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 1805 Company Tax Number 500 697 256

EDP is available to discuss and cooperate with other operators, in Portugal, Spain - including the target and the bidder companies involved in the aforementioned tender offer - or even outside the Iberian Market, n order to ensure the fulfilment of legal and regulatory market rules and to cooperate in the balanced rationalization of the sector, assuring effective competition in the context of the Iberian Market.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated September 9, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer